HOLD BROTHERS CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

HOLD BROTHERS CAPITAL, LLC

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Hold Brothers Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hold Brothers Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hold Brothers Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hold Brothers Capital, LLC's management. Our responsibility is to express an opinion on Hold Brothers Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hold Brothers Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Hold Brothers Capital, LLC's auditor since 2010.

Bethlehem, Pennsylvania

February 28, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 5,708,666
Segregated Cash	25,000
Deposits with clearing organizations	270,000
Receivable from broker-dealers and clearing organizations	266.933
Receivable from related parties	385,924
Other assets	65,995
TOTAL ASSETS	$ 6,722,518
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Payable to related parties	$ 25,498
Accounts payable	164,034
Accrued expenses and other liabilities	197,160
TOTAL LIABILITIES	386,692
MEMBERS' EQUITY	
Class A voting, members' units	354,161
Class B nonvoting, members' units	5,981,665
TOTAL MEMBERS' EQUITY	6,335,826
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,772,518

See notes to financials

HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
DECEMBER 31, 2018

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Capital, LLC (the "Company") was organized in 2009 in the State of New Jersey as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a FINRA member.

The Company engages in the trading of equity securities. The Company provided these services through its home office in New York, New York.

Starting May 2012, the company became self-clearing and has a direct clearing relationship with National Securities Clearing Corporation (the "NSCC")

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

Income taxes:

The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The Company's taxable income or loss is reportable by its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2015, through current are subject to IRS and other jurisdictions tax examinations.

HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
DECEMBER 31, 2018

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 28, 2019, the date on which the financial statements were available to be issued.

Recently adopted accounting pronouncement:

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adapted the provisions of this guidance on January 1, 2018. The Company has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. Refer to Note K for additional disaggregation of revenue in accordance with ASU 2014-09.

NOTE C – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

HOLD BROTHERS CAPITAL, LLC
Notes to Financial Statements
DECEMBER 31, 2018

NOTE C – FAIR VALUE (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis As of DECEMBER 31, 2018					
	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Securities owned	$ -	$ -	$ -	$ -	$ -
Other assets	$ -	$ 58,160	$ -	$ -	$ 58,160
LIABILITIES					
Securities sold, not yet purchased	$ -	$ -	$ -	$ -	$ -

During 2018, there were no transfers between levels.

NOTE D – RELATED PARTY TRANSACTIONS

All related parties are controlled by the class A member of Hold Brothers Capital LLC.

Skeffington Asset Management, Inc., Hold Brothers, Inc., Trenchant Fund USA, LLC, Sodalite Financial Services, LLC, Holdsoftware.com, Inc., Trenchant Capital, LLC, and Tafferer Trading, LLC, all related companies of the Company, are parties to an expense sharing agreement wherein the parties agree to reasonably allocate expenses and liabilities of commonly used resources consisting of rent and occupancy, information services, communications, consulting, insurance and other miscellaneous fees.

Pursuant to this agreement:

The Company paid Skeffington Asset Management $38,000 for information and communications services. Included in receivable from related parties is $12,948 related to these transactions.

The Company owed Hold Brothers, Inc., $5,124 for employee benefits it provides to the Company's employees and certain Class B members. Included receivable from related parties $165 related to these transactions.

The Company owed Trenchant Funds USA, a related party, $248,000 for services it provides to the Company. Included payable to related parties $9,882 related to these transactions.

The Company owed Trenchant Capital LLC, USA, a related party, $125,000 for services it provides to the Company. Included in receivable to related parties is $27,969 related to these transactions

The Company owed Tafferer Trading, LLC $80,000 for certain costs it incurred on behalf of the Company. These costs included rent, information services, communications, and other miscellaneous fees. Included in receivable from related parties is $344,843 related to these transactions.

NOTE D – RELATED PARTY TRANSACTIONS (continued)

The Company received $400,000 from Facilitatory, LLC, a related party included in affiliate services agreement, for certain services provided to Facilitatory, LLC.

Hold Brothers Capital, LLC entered into a license agreement with Holdsoftware.com, in 2013, for the use of Holdsoftware.com's programs and user manuals. The Company incurred $172,667 to Holdsoftware.com, Inc., for providing certain software utilized by the Company. Included in payable to related parties is $15,616 related to these transactions. Holdsoftware.com also contributed $730,000 during 2018 for a Class B membership. The Company is the common paymaster for Holdsoftware.com.

Also included in accrued expenses and other liabilities at December 31, 2018 is $151,146 payable to certain Class B members.

NOTE E – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from their trading activities.

NOTE F – MARKET AND CREDIT RISK

The Company enters into various transactions to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

At December 31, 2018, cash and cash equivalents were held on deposit at diversified U.S. financial institutions. The Company had approximately $5,483,666 in excess of FDIC insured limits.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $5,883,907, which was $5,633,907 in excess of its required net capital of $250,000. The Company ratio of aggregate indebtedness to net capital was .07 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE H – COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is subject to proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE I – FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, deposits, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments.

NOTE J – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – REVENUE

On January 1, 2018, the Company adapted ASC Topic 606, revenue from contracts with customers (Topic 606). There was no impact to members' equity as of January 1, 2018, as revenue recognition and timing of revenue did not change as of result of implementing Topic 606.

In September of 2018 FINRA granted the continuing membership application of the Company with regards to its request to engage in securities clearance and settlement of customer accounts. For the year ending December 31, 2018, no activities pertaining to securities clearance and settlement of customers accounts occurred.

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customers obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customers obtains control over the promised goods or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promise goods of services.